06019600

Emergis

December 7, 2006

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street N.W.
Washington, D.C.
U.S.A. - 20549

John Sypnowich
Vice President and
General Counsel

BCE

Re: Emergis Inc. (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News release entitled "Dinmar helps regional and provincial efforts to improve access to patient data and reduce wait times" dated November 16, 2006; and
- News release entitled "Emergis signs agreement with Ontario Ministry of Health and Long-term Care to manage processing of Drug Benefit Program claims" dated December 7, 2006.

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

JS/sll
Enclosures

dlw 1/4

1000, rue de Sérigny
Bureau 600
Longueuil, Québec
J4K 5B1

DINMAR

> > > News release

DINMAR helps regional and provincial efforts to improve access to patient data and reduce wait times

Montfort Hospital activates Oacis EMPI as final stage to link patient records across Eastern Ontario

Ottawa, Canada – November 16, 2006 – DINMAR, a wholly owned subsidiary of Emergis Inc. (TSX: EME), announced today that its Oacis EMPI (enterprise master patient index) application has been activated at Montfort Hospital as a final stage in linking patient records across Eastern Ontario. Oacis EMPI has been instrumental in significantly improving access to patient records throughout the Champlain Region's Local Health Integration Network (LHIN) in Eastern Ontario. In addition to speeding-up the patient identification process, Oacis EMPI contributes, as part of an array of projects currently underway, to reducing patient wait times.

The Oacis EMPI contains probabilistic matching technologies which continually inspect patient demographic information, from multiple sources, as it streams through Champlain's regional health network. The system compares key data elements and determines the probability that a particular patient record containing identical or similar elements is (or is not) the same as another patient record. Presently, the Oacis EMPI automatically matches an impressive 90% of records, thus saving significant time and costs for admissions and medical records personnel across a region compared to manual methods of identification. The remaining 10% of records are flagged as "suspects" whereby administrative personnel are alerted on-line to take appropriate follow-up action.

"Linking patient records is typically the first practical step towards the ultimate goal of a regional electronic health record system," commented Mark Groper, DINMAR's President and Chief Executive Officer and Senior Vice-President at Emergis. "This is in line with Emergis' mission to provide health care professionals with collaborative tools which enhance clinical decision-making, resulting in improved patient outcomes. Moreover, it demonstrates our company's unique ability to help sites, communities, regions, and provinces collectively provide better care."

The Champlain LHIN has rolled out the Oacis EMPI in stages across fifteen sites, with Ottawa-based Montfort Hospital in the final group. In addition to the EMPI project, Montfort engaged DINMAR to help the hospital implement the Province of Ontario's Wait Time Information System (WTIS) along with its linkage to the Province's EMPI through the Oacis EMPI.

"We are very enthusiastic about participating in such a worthwhile regional effort," said Gérald R. Savoie, President and Chief Executive Officer of Montfort Hospital. "The Oacis EMPI has already proved that linking patient records across broad geographic area helps clinical practitioners provide more rapid and safer care. It is important that Montfort Hospital contributes to this higher standard. Moreover, success within a region with significant English and French-speaking communities inspires great confidence within hospital staff, administrators and, more importantly, our clients and patients."

Oacis EMPI has a successful track record in other large-scale jurisdictions such as the State of South Australia, as well as in more focused integrated delivery networks (IDN) such as two university medical centres in Montréal, Québec, and a large IDN in Dallas, Texas.

About Montfort Hospital

Montfort Hospital is a 189-bed community-oriented hospital which will double in size by the fall of 2009. The hospital is known across Canada and throughout the province of Ontario for its efficient operations and excellence in patient care and services. It plays a vital role in Ontario's Francophone community, providing health care in both official languages and serving as a Francophone teaching hospital. For more information, visit: www.hopitalmontfort.com.

About DINMAR

DINMAR, a wholly owned subsidiary of Emergis Inc., is a leading North American provider of health care information technology solutions. The Company provides a diverse array of professional services such as strategic planning, implementation services, change management, and custom software engineering in addition to its health care-specific commercial software applications. Based in Ottawa, Canada, the Company has regional branches in Toronto, Edmonton, Melbourne, and Northern California. For more information, visit www.dinmar.com.

About Emergis

Emergis, which acquired DINMAR in July 2006, is an IT leader that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its customers. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and approximately 40% of all pharmacies. Emergis also processes and enables transactions for the world's leading payment associations. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of November 16, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry

events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS AT NOVEMBER 16, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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CONTACTS:

Emergis : John Gutpell, 450 928-6856

DINMAR Marketing: Doug McCourt, marketing@dinmar.com, 707 658-5110

DINMAR

> > > Communiqué de presse

DINMAR contribue aux efforts régionaux et provinciaux pour améliorer l'accès aux données des patients et réduire les temps d'attente

L'Hôpital Montfort met en service Oacis IPME, dernière étape à franchir pour relier les dossiers des patients de l'est de l'Ontario

Ottawa, Canada — Le 16 novembre 2006 - DINMAR, filiale en propriété exclusive d'Emergis inc. (TSX : EME), a annoncé aujourd'hui que son application Oacis IPME (index patient maître d'entreprise) a été mise en service à l'Hôpital Montfort, franchissant ainsi la dernière étape requise pour relier les dossiers des patients dans l'est de l'Ontario. Oacis IPME a contribué à améliorer de façon significative l'accès aux dossiers des patients dans tout le Réseau local d'intégration des services de santé (RLISS) de Champlain, dans l'est de l'Ontario. En plus d'accélérer le processus d'identification des patients, Oacis IPME fait partie d'une série de projets en cours qui contribuent à la réduction des temps d'attente.

Oacis IPME fait appel à des technologies d'appariement probabiliste qui examinent constamment l'information démographique des patients, provenant de sources multiples, qui passe dans le réseau de santé régional de Champlain. Le système compare les éléments de données clés des dossiers pour déterminer la probabilité que deux dossiers contenant des éléments identiques ou similaires soient en fait les dossiers d'un même patient. À l'heure actuelle, Oacis IPME réussit à apparier automatiquement un nombre impressionnant de dossiers, soit 90 %. Comparée aux méthodes d'identification manuelles, cette application permet au personnel chargé des admissions et des archives médicales d'une région de travailler plus efficacement et à moins de frais. De plus, l'application signale les 10 % restants comme étant des dossiers à vérifier, de sorte que le personnel administratif est avisé en ligne qu'il doit en assurer le suivi.

« Relier les dossiers des patients est généralement la première étape à franchir en vue d'obtenir un système de dossier de santé électronique régional, a commenté Mark Groper, président et chef de la direction de DINMAR et vice-président principal chez Emergis. Cette réalisation s'inscrit dans la mission d'Emergis de fournir aux professionnels de la santé des outils collaboratifs pour améliorer la prise de décision clinique et obtenir de meilleurs résultats chez les patients. De plus, elle démontre la capacité unique qu'a notre compagnie d'aider les établissements, communautés, régions et provinces à travailler ensemble pour fournir de meilleurs soins. »

Le RLISS de Champlain a inauguré Oacis IPME par étape dans 15 établissements, l'Hôpital Montfort d'Ottawa faisant partie du dernier groupe. En plus de retenir les services de DINMAR pour son projet IPME, Montfort a fait appel à la compagnie pour l'aider à implanter le Système d'information sur les temps d'attente de la province de l'Ontario et à se brancher à l'IPME de la province au moyen d'Oacis IPME.

« C'est avec enthousiasme que nous participons à un effort régional aussi louable, a indiqué Gérald R. Savoie, président et chef de la direction de l'Hôpital Montfort. Oacis IPME a déjà prouvé que le fait de relier les dossiers des patients d'une grande région géographique aide les cliniciens à fournir des soins plus rapidement dans un cadre plus sécuritaire. Il est important que l'Hôpital Montfort contribue à cette norme plus élevée. De plus, une réussite dans une région comptant de nombreuses communautés francophones et anglophones inspire une grande confiance au personnel hospitalier, aux administrateurs et, ce qui est encore plus important, à nos clients et patients. »

Oacis IPME a acquis une excellente réputation auprès d'autres administrations publiques d'envergure comme l'État d'Australie-Méridionale. Elle s'est aussi distinguée dans des réseaux de prestations intégrées, notamment ceux des deux centres universitaires médicaux de Montréal (Québec) et le grand réseau de Dallas (Texas).

À propos de l'Hôpital Montfort

L'Hôpital Montfort est un établissement communautaire de 189 lits, dont la taille doublera d'ici l'automne 2009. L'Hôpital est connu dans tout le Canada et l'Ontario pour l'efficacité de son fonctionnement et l'excellence de ses soins et de ses services aux patients. Il joue un rôle vital dans la communauté francophone de l'Ontario en fournissant des soins de santé dans les deux langues officielles et en étant un hôpital d'enseignement francophone. Pour plus de détails, veuillez vous rendre à www.hopitalmontfort.com.

À propos de DINMAR

DINMAR, filiale en propriété exclusive d'Emergis inc., est un important fournisseur nord-américain de solutions de technologie de l'information destinées au secteur de la santé. La société offre une gamme diversifiée de services professionnels tels que la planification stratégique, les services de mise en œuvre, la gestion du changement et le génie logiciel personnalisé, outre ses applications de logiciels commerciaux propres aux soins de santé. La société, dont le siège social est situé à Ottawa, compte des succursales régionales à Toronto, à Edmonton, à Melbourne et dans le nord de la Californie. Pour plus de renseignements, consulter le site www.dinmar.com.

À propos d'Emergis

Emergis, qui s'est portée acquéreur de DINMAR en juillet 2006, est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, elle fournit des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires

en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 16 novembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans le rapport annuel de 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 16 NOVEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856

Emergis

>>> News release

Emergis signs agreement with Ontario Ministry of Health and Long-term Care to manage processing of Drug Benefit Program claims

Toronto, December 7, 2006 – Emergis Inc. (TSX: EME) today announced that it has signed an agreement with the Ontario Ministry of Health and Long-term Care (MOHLTC) to manage the ministry's Health Network System, which processes drug claims under the Ontario Drug Benefit (ODB) program. Under this five-year, multi-million dollar agreement, approximately 99 million ODB claims will be evaluated and paid annually at Emergis' state-of-the-art data facilities in Ontario.

"We are extremely pleased that Emergis has been chosen to manage the largest, real-time online transaction processing system in the Ontario government," said François Côté, President and Chief Executive Officer at Emergis. "This award is a further confirmation of the company's core competencies in claims processing and its leadership role in Canada providing these health services and solutions to government agencies and private insurance companies. It is also a major step forward in our strategy to become the provider of choice for the government health market."

In addition to managing the Health Network System, Emergis will provide dedicated staff to support the system and, as requested by the MOHLTC, enhance the system to meet the changing needs of the ODB program.

The Health Network System provides computerized claim adjudication and pharmacy payment, and various batch and administrative support applications, to the ODB program. Pharmacies submit ODB claims electronically and the HNS validates eligibility, provides drug utilization review information messages, authorizes payment and calculates the government share of eligible prescription costs. By the end of 2006, over 2,800 pharmacies and 183 hospitals will be connected to the HNS and more than 130 MOHLTC users will have access to the system. The system adjudicates about 99 million online real-time transactions per year from the approximately 2.2 million Ontarians enrolled in the ODB program. Operating 24 hours per day, 365 days per year, the HNS adjudicates over 53,000 claims per hour at its busiest periods.

The ODB program is administered by the MOHLTC with a mandate to provide leadership in achieving optimal pharmaceutical services for the improvement of the health status of Ontarians. The ODB program provides coverage to Ontario residents with Ontario Health Cards who are among the following groups: senior citizens, those who receive social assistance,

reside in homes for special care and long-term care facilities, receive professional home care services or are registrants to the Trillium Drug Program.

About Emergis

Emergis is an IT leader in Canada that focuses on the health and financial services sectors. It develops and manages solutions that automate transactions and the exchange of information to increase the process efficiency and quality of service of its clients. Emergis has expertise in electronic health-related claims processing, health record systems, pharmacy management solutions, cash management and loan document processing and registration. In Canada, Emergis and its subsidiaries deliver solutions to the main insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries and approximately 40% of all pharmacies. It also provides solutions to the world's leading payment association. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain information in this news release, in various filings with Canadian regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company's objectives and the strategies to achieve those objectives, as well as information with respect to the Company's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company's expectations as of December 7, 2006.

The results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information include, among others: general economic factors, adverse industry events, the adoption rate of the Company's solutions by customers and by related electronic trading communities, the non-renewal of major contracts which expire in the near term, complexities and the timing of signing government contracts, customers developing internally the capability to perform the services which the Company performs on their behalf, the Company's response to its industry's rapid rate of change, competition, pricing pressures, fluctuations in its operating results, its ability to make and integrate acquisitions, failures or material changes in its strategic relationships, exposure under contract indemnities, defects in software or failures in the processing of transactions, security or privacy breaches, the Company's ability to attract and retain key personnel, its ability to protect its intellectual property, intellectual property infringement claims, and industry and government regulation.

Emergis cautions that the foregoing list of material factors is not exhaustive. When relying on the Company's forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. Every year, Emergis has major customer contracts that it needs to renew. Some of these may represent slightly more than 10% of its annual revenue. In addition, the Company also assumes the signature of contracts in new markets in the public health sector. In this regard, Emergis is pursuing large opportunities that present a very long and complex sales cycle, which substantially affect the Company's forecasting abilities. The Company has made certain assumptions regarding the timing of the realization of these opportunities which it thinks is reasonable but which may not be achieved. Furthermore, the pursuit of these larger opportunities does not ensure a linear progression of the Company's revenue and earnings, since they may involve significant up-front fees followed by reduced ongoing payments. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors,

refer to the risks and uncertainties section of the MD&A in the Company's 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF EMERGIS AS OF DECEMBER 7, 2006 AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

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Information: John Gutpell, 450 928-6856

>>> Communiqué de presse

Emergis signe une entente avec l'Ontario pour gérer le traitement des demandes de règlement de son Programme de médicaments

Toronto, le 7 décembre 2006 — Emergis inc. (TSX : EME) a annoncé aujourd'hui la signature d'une entente avec le ministère de la Santé et des Soins de longue durée de l'Ontario (MSSLD) pour gérer le Système informatique des programmes de médicaments (Système) du ministère qui traite les demandes de règlement couvertes par le Programme de médicaments de l'Ontario (Programme). En vertu de cette entente de cinq ans et de plusieurs millions de dollars, environ 99 millions de demandes de règlement du Programme seront évaluées et remboursées chaque année au moyen des installations informatiques à la fine pointe de la technologie d'Emergis en Ontario.

« Nous sommes enchantés qu'Emergis ait été choisie pour gérer le plus important système de traitement de transactions en ligne, en temps réel, du gouvernement de l'Ontario, a affirmé François Côté, président et chef de la direction d'Emergis. Ce choix confirme une fois de plus les compétences fondamentales de la compagnie en traitement des demandes de règlement et le rôle influent qu'elle joue au Canada dans la fourniture de ces services et solutions en santé aux agences gouvernementales et aux assureurs privés. C'est également un grand pas en avant dans notre stratégie pour devenir le fournisseur de choix sur le marché gouvernemental de la santé. »

En plus de gérer le Système informatique du PMO, Emergis fournira du personnel dédié au soutien du Système et, à la demande du MSSLD, améliorera le Système pour répondre aux besoins changeants du Programme.

Le Système fait l'adjudication des demandes de règlement et le paiement électroniques aux pharmacies. Il comprend également diverses applications de traitement par lots et de soutien administratif. Les pharmacies soumettent par voie électronique des demandes de règlement pour remboursement en vertu du Programme et le Système confirme l'admissibilité de la personne, affiche des messages de renseignements sur la revue de l'utilisation des médicaments, autorise le paiement et calcule la partie du coût admissible des médicaments prescrits. D'ici la fin de 2006, plus de 2800 pharmacies et 183 hôpitaux seront branchés au Système et plus de 130 utilisateurs du MSSLD y auront accès. Le Système fait l'adjudication d'environ 99 millions de transactions en ligne, en temps réel, par année pour les quelque 2,2 millions d'Ontariens inscrits au Programme. En fonction 24 heures sur 24, 365 jours par année, le Système peut faire l'adjudication de plus de 53 000 demandes de règlement par heure en périodes de pointe.

Le PMO est administré par le MSSLD dont le mandat est de fournir le leadership pour atteindre le fonctionnement optimal des services pharmaceutiques pour l'amélioration de l'état de santé des

Ontariens. Le PMO couvre les résidents de l'Ontario détenteurs des cartes d'assurance maladie de la province faisant partie d'un des groupes suivants : les personnes de 65 ans ou plus, les prestataires de l'aide sociale, les pensionnaires des établissements de soins spéciaux et de longue durée, les personnes qui reçoivent des services professionnels dans le cadre du Programme de soins à domicile ou les bénéficiaires du Programme de médicaments Trillium.

À propos d'Emergis

Emergis est un chef de file en matière de technologies de l'information au Canada qui se concentre sur les secteurs de la santé et des services financiers. Elle conçoit et gère des solutions qui automatisent les transactions et les échanges d'information afin d'améliorer les processus et la qualité des services de ses clients. Emergis possède une expertise des solutions électroniques pour le traitement des demandes de règlement, les systèmes de dossiers de santé, la gestion de pharmacies, la gestion de trésorerie et le traitement et l'enregistrement de documents de prêt. Au Canada, Emergis et ses filiales fournissent des solutions aux principales sociétés d'assurance, aux institutions financières de premier plan, aux organismes gouvernementaux, aux hôpitaux, à de grandes entreprises, aux avocats ou notaires en droit immobilier, ainsi qu'à environ 40 % de l'ensemble des pharmacies. Elle traite et facilite également des transactions pour les principales associations des paiements à l'échelle mondiale. Les actions de la Société (TSX : EME) sont comprises dans l'indice composé S&P/TSX.

Certaines informations figurant dans le présent communiqué de presse, dans divers documents déposés auprès des autorités de réglementation canadiennes, dans des rapports aux actionnaires et autres communications sont de nature prospective aux termes de certaines lois en matière de valeurs mobilières et sont soumises à des risques, incertitudes et hypothèses importants. Ces informations prospectives comprennent, entre autres, des informations relatives aux objectifs de la Société et aux stratégies adoptées pour atteindre ces objectifs, de même que des informations relatives à ses opinions, ses plans, ses attentes, ses prévisions, ses estimations et ses intentions. Les termes et expressions « pourrait » et « devrait », « supposer », « perspective », « croire », « prévoir », « estimer », « s'attendre à », « avoir l'intention de », « planifier », « viser », « cibler » ainsi que des mots et expressions analogues sont utilisés afin de représenter les informations prospectives. Les informations prospectives du présent communiqué de presse décrivent les attentes de la Société au 7 décembre 2006.

Les résultats ou les événements prévus dans ces informations prospectives pourraient se révéler considérablement différents des résultats ou des événements réels. Parmi les facteurs importants qui pourraient contribuer à ce que les résultats ou les événements réels diffèrent considérablement des conclusions, des prévisions ou des projections contenues dans ces informations prospectives, mentionnons notamment les facteurs généraux d'ordre économique, des événements défavorables au sein de l'industrie, le rythme d'adoption des solutions de la Société par ses clients et par les communautés électroniques d'affaires dont ils font partie, le non-renouvellement de contrats importants venant à échéance dans un avenir rapproché, le caractère complexe et opportun du processus de conclusion de contrats avec le gouvernement, les capacités élaborées à l'interne par ses propres clients leur permettant d'offrir les services que la Société offre pour leur compte, l'aptitude de la Société à s'adapter à l'évolution rapide de son industrie, la concurrence, les pressions sur l'établissement des prix, les fluctuations de ses résultats d'exploitation, sa capacité à faire des acquisitions et à les intégrer, l'échec ou des modifications importantes de ses alliances stratégiques, le risque associé aux engagements d'indemnisation contractuels, une défaillance des logiciels ou un manquement dans le traitement des opérations, l'atteinte à la sécurité ou à la vie privée, son aptitude à attirer ou à retenir des employés clés, sa capacité à protéger la propriété intellectuelle, les allégations d'atteinte aux droits de propriété intellectuelle, ainsi que la réglementation sectorielle et gouvernementale.

Il est important de noter que cette liste de facteurs importants n'est pas exhaustive. Lorsqu'ils se basent sur les informations prospectives de la Société pour arrêter leurs décisions, les investisseurs et autres parties devraient examiner soigneusement ces facteurs ainsi que d'autres incertitudes et événements éventuels. Dans le cadre de l'élaboration des informations prospectives contenues dans le présent communiqué de presse, la Société n'a pas supposé d'acquisitions, de cessions ou d'éléments non récurrents importants. Par contre, elle a supposé le renouvellement de certains contrats avec des clients. Chaque année, Emergis doit renouveler d'importants contrats avec des clients. Un peu plus de 10 % des produits d'exploitation annuels d'Emergis peuvent être attribuables à certains de ces contrats. En outre, la Société a supposé la conclusion de contrats dans de nouveaux marchés du secteur public des soins de santé. À cet égard, Emergis recherche des occasions d'affaires importantes qui présentent un cycle de vente très long et complexe, ce qui pourrait avoir une incidence appréciable sur sa capacité d'effectuer des prévisions. La Société a présumé un certain rythme de concrétisation de ces occasions qu'elle estime raisonnable, mais qui pourrait ne pas être soutenu. De plus, la recherche d'occasions d'affaires importantes ne donne aucune assurance quant à la progression linéaire de ses produits

d'exploitation et de son bénéfice, puisqu'elles pourraient être synonymes de coûts initiaux importants suivis de paiements courants réduits. La Société a présumé un certain degré de progression qui pourrait ne pas être atteint. Elle a également supposé que les facteurs importants auxquels il est fait référence dans le paragraphe précédent ne feront pas en sorte que les informations prospectives différeront considérablement des résultats ou des événements réels. Cependant, la liste de ces facteurs n'est pas exhaustive et peut subir des changements. Rien ne garantit que ces hypothèses traduiront l'issue réelle de ces éléments ou de ces facteurs. Pour obtenir de plus amples renseignements à l'égard de certains de ces éléments ou de ces facteurs, veuillez vous reporter à la rubrique « Risques et incertitudes » du rapport de gestion contenu dans le rapport annuel de 2005 de la Société et sa notice annuelle (à la rubrique « Risques et incertitudes ») déposée auprès des organismes de réglementation du Canada.

LES INFORMATIONS PROSPECTIVES CONTENUES DANS LE PRÉSENT COMMUNIQUÉ DE PRESSE TRADUISENT LES ATTENTES D'EMERGIS AU 7 DÉCEMBRE 2006 ET, PAR CONSÉQUENT, ELLES POURRAIENT FAIRE L'OBJET DE MODIFICATIONS APRÈS CETTE DATE. CEPENDANT, EMERGIS DÉCLINE EXPRESSÉMENT TOUTE INTENTION OU RESPONSABILITÉ DE METTRE À JOUR OU DE RÉVISER LES INFORMATIONS PROSPECTIVES, QUE CE SOIT EN RAISON D'UNE NOUVELLE INFORMATION, DE NOUVEAUX ÉVÉNEMENTS OU POUR TOUTE AUTRE RAISON, À MOINS QU'UNE LOI APPLICABLE NE L'EXIGE.

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Renseignements : John Gutpell, 450 928-6856